FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 30, 2009

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

Unaudited financial statements for the Nine Months Ending September 30, 2009

2.

Management Discussion & Analysis effective November 30, 2009

3.

CEO Certification

4.

CFO Certification

5.

News Release Dated November 30, 2009

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: December 1, 2009	By: /s/ “Corby Anderson”
Name

Its: President, COO
(Title)

GETTY COPPER INC

FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2009

(UNAUDITED)

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:   604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the nine months ending September 30, 2009

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEETS

(UNAUDITED)

 (stated in Canadian dollars)

ASSETS	Sept. 30, 2009	Dec. 31, 2008
Current
Cash and cash equivalents	$373,175	$716,313
Accounts receivable	2,291	2,212
Prepaid expenses	25,119	25,203
	400,585	743,728
Mineral rights (note 5)	4,403,500	4,352,263
Property, building and equipment (note 6)	135,951	140,536
	$4,940,036	$5,236,527
LIABILITIES
Current
Accounts payable and accrued liabilities	$260,224	$382,441
Current Portion of Indemnity (note 7)	66,274
Current portion of mortgage payable (note 8)	2,803	2,653
	329,301	385,094
Indemnity (note 7 )	600,000
Mortgage payable (note 8)	83,392	85,514
	683,392	85,514
	1,012,693	470,608

SHAREHOLDERS’ EQUITY
Share capital (note 10)	21,409,542	21,409,542
Contributed surplus (note 11)	1,123,936	1,043,787
Deficit	(18,606,135)	(17,687,410)
	3,927,343	4,765,919
	$4,940,036	$5,236,527

Continuance of operations (note 2)
Commitments and contingencies (note 14)
Approved by the Directors
“Donald R. Willoughby”	,
“Corby Anderson”	,
See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept. 30, 2009	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2008
Revenue
Rent	--	--	$2,243	$2,243

Expenses
Amortization	249	746	342	1,027
Bank charges & interest	34	125	38	64
Filing fees	4,145	14,496	4,055	11,582
Interest - long term	10,673	21,109	1,647	4,976
Insurance	702	2,056	672	1,946
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	52	1,383	402	2,380
Office & miscellaneous	1,785	6,852	3,233	6,953
Professional fees	13,510	723,008	9,672	37,954
Property tax	--	5,394	--	5,401
Rent	1,500	4,500	3,230	9,710
Stock option compensation	78,659	80,149	14,770	44,310
Telephone	2,210	6,693	1,960	6,044
Transfer fees	2,234	5,991	2,439	5,763
Travel	182	3,544	2,730	9,371
Wages & benefits	8,743	26,891	10,146	25,666

Interest	(559)	(6,712)	(4,328)	(11,839)

	131,619	918,725	58,508	183,808

Net loss and comprehensive loss	(131,619)	(918,725)	(56,265)	(181,565)

Deficit, beginning	(18,474,516)	(17,687,410)	(17,390,686)	(17,390,686)

Deficit, ending	(18,606,135)	(18,606,135)	(17,446,951)	(17,572,251)
Loss per share	$(0.002)	$(0.01)	$(0.001)	$(0.002)

Number of common shares outstanding	80,892,537	80,892,537	80,892,537	80,892,537

See accompanying notes to Financial Statements

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept. 30, 2009	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2008

Cash flows used in operating activities
Net loss for the year	$(131,619)	$(918,725)	$(56,265)	$(181,565)
Add: Items not involving cash
Amortization – administration	249	746	342	1,027
Stock option compensation	78,659	80,149	14,770	44,310

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	1,373	(79)	84,681	3,321
Decrease (increase) in prepaid expenses	2,479	84	(17,708)	(25,168)
Increase (decrease) in accounts payable	(46,442)	(122,217)	(51,958)	(459,713)
Increase (decrease) in Indemnity payable	9,074	666,274	--	--

	(86,227)	(293,768)	(26,138)	(617,788)

Cash flows from financing activities
Mortgage principal repayments	(670)	(1,972)	(621)	(1,831)
Share issue costs	--	--	--	(2,873)
Private placements, net of issue costs	--	--	--	380,000
Warrants exercised	--	---	488,045	488,045

	(670)	(1,972)	487,424)	863,341)

Cash flows used in investing activities
Exploration costs	(11,852)	(47,398)	(80,670)	(216,263)

Net increase (decrease) in cash	(98,749)	(343,138)	380,616	29,290

Cash and cash equivalents
Beginning of period	471,924	716,313	404,603	755,929

Cash and cash equivalents
End of period	$373,175	$373,175	$785,219	$785,219

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$10,673	$21,109	$1,647	$4,976
Interest received	$559	$6,712	$4,328	$11,839

See accompanying notes to Financial Statements

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

1.

Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange.  Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc.  The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.

General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a ‘going concern’. The Company has incurred losses since inception, has no source of operating revenue and at September 30, 2009 has net working capital of $71,284. The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations.  The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a ‘going concern’ basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)

Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

3.

Significant accounting policies -continued

d)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)

Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

f)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

i)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

3.

Significant accounting policies - continued

of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)

Financial instruments

Effective January 1, 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and Section 1530 “Comprehensive Income”.  These changes have been applied on a prospective basis with no restatement of prior period financial statements.

CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories.  The new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available for sale or other financial liabilities.

The following is a summary of the Company’s classification of financial assets and liabilities:

Cash

Held-for-trading

Accounts receivable

      Loans and receivables

Accounts payable and accrued liabilities

  Other liabilities

Subscriptions received

  Other liabilities

Mortgage payable

                Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings.  Loans, receivables and other liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to the Company’s financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

4.

Adoption of new accounting policies

a)

Capital Disclosures

On January 1, 2008, the Company adopted Handbook Section 1535 “Capital Disclosures”.  This section requires the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance.  The company has included disclosures recommended by the new Handbook section in Note 12 to these financial statements.

b)

Financial Instruments:

On January 1, 2008, the Company adopted Handbook Section 3862 and 3863 which replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included disclosures recommended by the new Handbook section in Note 13 to these financial statements.

5.

Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres.  Building and equipment amortization included in exploration costs during the nine months ending September 30, 2009 amounted to $3,839 (2008 - $4,244).

During the nine months ending September 30, 2009, the Company incurred $51,237 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Pre-feasibility study	-	-	5,085	5,085	-	10,170
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482
Other	5,370	40	13,517	18,979	654	38,560
Total exploration & development costs	$5,370	$40	$19,843	$25,330	$654	$51,237

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

5.

Mineral rights - continued

As at September 30, 2009, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	330,744	172,000	-	502,744
Geology	791,243	37,303	1,797,339	335,551	157,304	3,118,740
Metallurgy	525	-	972,074	14,514	-	987,113
Other	758,340	17,227	934,812	190,030	134,418	2,034,827
Total exploration & development costs	$1,773,300	$57,580	$8,778,151	$1,236,190	$392,652	$12,237,873
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,806,510	$169,426	$9,130,548	$2,305,324	$506,535	$13,918,343
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,403,500

As at December 31, 2008, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Assay	$35,746	$1,143	$507,075	$66,707	$13,971	$624,642
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	325,659	166,915	-	492,574
Geology	791,243	37,303	1,796,098	334,310	157,304	3,116,258
Metallurgy	525	-	972,074	14,514	-	987,113
Other	752,970	17,187	921,295	171,051	133,764	1,996,267
Total exploration & development costs	$1,767,930	$57,540	$8,758,308	$1,210,860	$391,998	$12,186,636
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,801,140	$169,386	$9,110,705	$2,279,994	$505,881	$13,867,106
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,352,263

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

5.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s then-president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000.  The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors, except the Company’s then-president, initiated a thorough review of the historical geological data for the Getty South Property.  To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded.  Refer to note 14.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.

Property, building and equipment

	September 30, 2009			December 31, 2008
		Accumulated
	Cost	Amortization	Net	Net

Automotive equipment	$29,318	$29,025	$293	$378
Computer equipment	97,654	97,003	651	982
Computer software	74,359	74,359	--	--
Office equipment	54,407	49,709	4,698	5,527
Portable buildings	12,112	12,112	--	--
Building	178,124	70,137	107,987	111,327
Land	22,322	--	22,322	22,322
	468,296	332,345	135,951	140,536

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

7.

Indemnity payable

In April, 2009, the Company reached a settlement with  Mr. Lepinski, one of the directors, to indemnify him for approximately 88% of his legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director’s company, Robak,   and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture  for $600,000 payable January 2, 2012 and bearing interest at 6% plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a $2 million or more financing or in certain customary events of default (failure maintain the properties, insolvency etc).

8.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2009	$2,803
2010	3,017
2011	3,248
2012	3,496
2013	73,631

9.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Sept. 30, 2009	Dec. 31, 2008
Tax value of mineral rights in excess of book value	$748,200	$660,938
Tax value of capital assets in excess of book value	115,300	94,745
Net operating loss carryforwards	1,775,200	903,977
	2,638,700	1,659,660
Valuation allowance	(2,638,700)	(1,659,660)
Net future income tax assets	$--	$--

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

9.

Income taxes continued

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Sept. 30, 2009	Sept. 30, 2008

Statutory rate	31%	31.5%
Tax rate change	(1)	-
Unrecognized benefit of current year's losses	(30)	(31.5)
Effective rate of tax recovery	-	-

At September 30, 2009, the Company has approximately $5,916,000 of loss carry forwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2009	57,000
2010	289,000
2014	562,000
2025	621,000
2026	1,132,000
2027	2,120,000
2028	296,000
2029	839,000
$5,916,000

10.

Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2007	67,638,907	$19,924,370

	Shares issued by private placement	10,000,000	1,000,000
	Warrants exercised	3,253,630	488,045
	Share issue costs		(2,873)
	Balance December 31, 2008 (Unchanged Sept. 30, 2009)	80,892,537	$21,409,542

In January 2008, The Company closed a non-brokered private placement for 10,000,000 shares at $0.10 per share, for proceeds of $1,000,000.  Of this aggregate amount a total of $620,000 had been received during 2007.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

10.

Share capital continued

Share purchase options – continuity

		Number of				Number of
Expiry Date	Exercise	Options	Issued	Exercised	Cancelled	Options Sept
	Price	Dec 31, 2008				30, 2009
July 20, 2010	0.25	1,000,000	-	-	(1,000,000)	-
August 15, 2010	0.25	200,000	-	-	(200,000)	-
May 16, 2013	0.20	1,475,000	-	-	(1,475,000)	-
August 14, 2014	0.10	-	3,325,000	-	-	3,325,000
		2,675,000	3,325,000	-	(2,675,000)	3,325,000

At the Company’s 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options.  During the nine months ending September 30, 2009, the 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. The cancelled options are not eligible for re-issue for 90 days.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 0.28% and a volatility of 178%, the estimated compensation cost related to the options granted is approximately $155,435 of which $77,718 was recognized during this period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

11.

Contributed surplus

The continuity of contributed surplus is as follows:

	2009	2008

Balance, beginning of year (January 1, )	1,043,787	952,920
Stock-based compensation	80,149	44,310
Fair value of options exercised
Balance at Sept. 30,	1,123,936	997,230

12.

Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties.  The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

12.

Capital management continued

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities.  Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt.  In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ending September 30, 2009.  The Company is not subject to externally imposed capital requirements.

13.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties.  While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies.  As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates.  Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company’s holdings of cash, cash equivalents.  The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements.  Future requirements are met through a combination of committed credit facilities to access to capital markets.  At September 30, 2009, the Company had $373,175 of cash and cash equivalents.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

13.

Financial risk factors

c)

Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s most significant interest rate risk arises from its investments in Guaranteed Investment Certificates.  However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

14.

Commitments and contingencies

In 2007 the Company incurred significant legal fees as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party, as described below:

•

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

•

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs (Aarvold et. al.) alleging, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated.

•

In May 2008, the Aarvold et. al. plaintiffs and Getty Copper Inc. concluded a settlement of the action in which both the plaintiffs' claims   and the defendants' counterclaim have been dismissed without costs to any party. No settlement payments were transferred or received by either party.

15.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2009	Sept. 30, 2008

Accounts payable	-	$3,858
Indemnity (Note 7)	$666,274	-
Exploration and development costs incurred	$27,788	$23,469

Expenses:
Management fees	$22,500	$22,500
Professional fees	$10,597	$11,826
Rent	$4,500	$4,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2009

(UNAUDITED)

 (stated in Canadian dollars)

16.

Differences between Canadian and United States accounting principles

The quarterly financial statements do not reflect the difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and those principles that would be applied if the financial statements were prepared in accordance with GAAP in the United States. See December 31, 2008 financial statements.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

The following discussion and analysis of the results of operations and financial position of the Company for the nine months ending September 30, 2009 should be read in conjunction with the September 30, 2009 financial statements and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles.  All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars.  The effective date of this report is November 30, 2009.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on approximately 200 km2 in Highland Valley, British Columbia.  These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

West Coast Environmental and Engineering (WCE) of Ventura and Nevada City, California, completed a Preliminary Feasibility Study (“PFS”) which was filed on SEDAR on July 22, 2009.  The PFS is subject to a review by the British Columbia Securities Commission (“BCSC”) and is presently being amended to respond to the comments of the BCSC and as such some of the information contained in the MD &A respecting the Getty South and Getty North properties which are the subject of the PFS, are subject to change or clarification. Based on a discussion with one of the principal authors of the PFS in response to the BCSC questions, management currently does not expect the basic conclusions of the PFS to change materially.  The focus is on a potential cathode copper and molybdenum trioxide production from the Getty North and Getty South oxide and sulphide resource zones. The new engineering study is intended to update the past work referred to above and includes possible development of both the copper and molybdenum oxide and sulphide resources.  The oxide and sulphide resources of the Getty North Deposit would potentially be open-pit mined in conjunction with the Getty South oxide and sulphide resources.

As the Getty North NI 43-101 compliant resource has been updated with molybdenum values, the PFS states that the processing plan is proposed to be altered to effectively accommodate the molybdenum resource.  To facilitate effective recovery of the molybdenum resource, the option of dump and heap leaching of oxide ores has now been replaced by a flotation tailings leach system. This methodology is anticipated to allow maximum potential utilization of the updated Getty resources, and is analogous to other recent and successfully operating global hydrometallurgical production facilities.  In particular, the hydrometallurgical process plant now proposed for the Getty Project should allow treatment of much lower grade combined bulk copper and molybdenum concentrates, which could be a significant advantage over current molybdenum concentrate production and roasting practices.  However, at this time there can be no assurance that the proposed PFS  will indicate that the quality of the present resources will be upgraded to the status of reserves, or that the planned processes will be able to produce cathode copper material as proposed.  The above plans for producing copper concentrates and cathode copper may not be economically achievable even though the testing and planning to date indicate that the copper cathode could potentially be produced using the planned processes.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

The Company primarily has been exploring the Getty North and Getty South deposits. These deposits have copper mineral resource estimates that were received by the Company in August and June of 2007 respectively. In addition, the Getty North deposit has both copper and molybdenum mineral resource estimates that were received by the Company in February 2008.   These 2007 and 2008 technical reports meet the requirements of the CIM classifications referenced in National Instrument 43-101.

The 2007 Getty South technical report discloses an Inferred Resource of 28.16 million tonnes, having a grade of 0.47% copper at a cut off grade of 0.2% copper.

The 2007 Getty North technical report discloses indicated and inferred copper resources of oxide and sulphide zones at cut off grades of 0.2% and 0.3% copper. At a cut off grade of 0.2% copper, the Indicated Resource calculated was 32.106 million tonnes at a grade of 0.454% copper, and an Inferred Resource of 8.250 million tonnes at a grade of 0.355% copper. At a cut off grade of 0.3% copper, the Indicated Resource calculated was 30.730 million tonnes at a grade of 0.462% copper, and the Inferred Resource calculated was 3.983 million tonnes at a grade of 0.452% copper.  The 2008 Getty North technical report discloses the same indicated and inferred copper resources as the 2007 technical report.  In addition to the copper resources, the 2008 Getty North technical report discloses indicated molybdenum resources based on a cut-off grade of 0.2% copper. At a cut off grade of 0.2% copper, the molybdenum Indicated Resource calculated was 32.10 million tonnes at a grade of 0.015% molybdenum.   The Preliminary Feasibility Study has been updated and disclosed copper molybdenum resources, for both Getty North and Getty South, see table 1.1 under Additional Disclosure of this Management Discussion & Analysis.

The Company’s other identified potential mineral zones, known as North Valley; Glossie; Getty West, Northwest, Southwest, and Central; are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

The price of copper has decreased in 2009 as a result of worldwide economic conditions,  There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $71,284 for the nine months ending September 30, 2009 from $570,684 at September 30, 2008, the decrease of $499,400 is a result general and administration expenses as well as the recognition of an indemnity payable to a director (see note 7 of the financial statements).   The Company has no source of revenue other than funds raised through the issuance of stock, through private placement .

Page | 2

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

The Company’s total assets increased during the nine months ending September 30, 2009 to $4,940,036 a decrease of $225,015 from September 30, 2008, due to funds being used to pay administrative expenses.   The Company’s liabilities increased by $682,163.  The increase in liabilities is a result of a settlement in principle with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company.  These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors.   The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters.  The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement.   The indemnity is expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements.  Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the nine months ending September 30, 2009 increased by  $737,160 over the loss reported at September 30, 2008.   General and administrative expenditures for the nine months ending September 30, 2009 increased to $918,725 compared to $183,808 at September 30, 2008.  The comparative increase of $734,917 in administrative expenses between the nine months ending September 30, 2009 and 2008 can be attributed to an increase in legal fees, which includes $ 650,000  indemnity plus interest to a director, as described in the paragraph above.   The predominant administration expense being the legal costs associated with the lawsuits outlined under Additional Disclosure.  The Company recognized $80,149 in stock option compensation during the nine months ending September 30, 2009 and $44,310 at September 30, 2008.  Professional fees for the nine months ending September 30, 2009 $723,008 (2008 - $37,954) which include $710,552 (2008 - $23,510) for legal fees of which $650,000 related to the indemnity, $l2,456 (2008 - $14,444) in accounting fees.

Selected Quarterly Information:

	Sept. 30, 2009	Sept. 30, 2008	December 31, 2008
Loss for the quarter	($131,619)	($56,265)
Loss for the nine months	($918,725)	($181,565)
Loss for the year ending			($296,724)
Loss per share:	($0. 01)	($0.01)	($0.004)
Assets	$4,940,036	$5,165,051	$5,236,527

Summary of Quarterly Results

	Sept. 30 2009	June 30 2009	March 31 2009	Dec. 31 2008	Sept. 30 2008	June 30 2008	March 31 2008	Dec. 31 2007
Revenue	─	─	─	2,243	$2,243	─	─	$ 2,264
Loss before Other items	918,725	787,106	41,455	296,724	$181,565	$125,300	77,585	1,320,684
Net loss	918,725	787,106	41,455	296,724	$181,565	$125,300	77,585	2,217,003
Loss per share	$0.01	$0.01	$0.0007	$0.004	$0.002	$0.002	$ 0.001	$ 0.04
Loss per share diluted	$0.001	$0.009	$0.0006	$0.004	$0.002	$0.002	$0.001	$0.04

During the six months ending September 30, 2009, the Company incurred $51,237 in deferred costs as follows:

Page | 3

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	5,085	5,085	-	10,170)
Assay	-	-	-	25	-	25
Geology	-	-	1,241	1,241	-	2,482)
Other	5,370	40	13,517	18,979	654	38,560)
Total exploration & development costs	$5,370	$40	$19,843	$25,330	$654	$51,237

During the nine months ending September 30, 2008, the Company spent $220,507 on deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$-	$-	$-	$548	$-	$548
Feasibility study	-	-	70,337	68,303	-	138,640
Geology	-	-	10,021	31,244	-	41,265
Other	3,579	26	15,242	20,787	420	40,054
Total exploration & development costs	$3,579	$26	$95,600	$120,882	$420	$220,507

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Effective August 14, 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014. The cancelled options are not eligible for re-issue for 90 days.  As of November 15, 2009, there are no share purchase warrants outstanding and if all the issued incentive stock options were exercised the number of shares outstanding would be 84,217,537.

Outlook

The Company continues its efforts to advance the status  its mineral properties.  Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the nine months ending September 30, 2009, funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

Page | 4

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements.   The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the nine months ending September 30, 2009, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $10,597  (2008- $11,826) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the nine months ending September 30, 2009, the Company paid $4,500 office rent to Deborah Resources Ltd. and $22,500 management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski.  The Company paid $27,787 (2008- $23,469) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of November 15, 2009, there were 80,892,537 common shares outstanding.

Changes in accounting policy

Accounting changes:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1506 (Accounting Changes).  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information.  This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements.

Financial instruments:

Effective October 1, 2007, the Company implemented the new CICA accounting sections: 3862 (Financial Instruments – Disclosure), 3863 (Financial Instruments – Presentation), which replaced section 3861 Financial Instruments – Disclosures and Presentation.

These new standards revise and enhance the disclosure requirements, and carry forward, substantially unchanged, the presentation requirements.  Sections 3862 and 3863 emphasize the significance of financial instruments for the entity’s financial position and performance, the nature and extent of the risks arising from financial instruments, how these risks are managed.  The Company has included these required disclosures in Note 13 to the financial statements.

Page | 5

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

Capital disclosures:

Effective October 1, 2007, the Company implemented the new CICA accounting section 1535 (Capital Disclosures).  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The Company has included these disclosures in note 12 to the financial statements.

Future accounting changes:

International Financial Reporting Standards (“AFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31,  2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of September 30, 2009, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the  independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009  covering the Getty North and Getty South claims (together the “Getty  Project”).  This PFS has been filed on www.SEDAR.com as a technical report.  WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada.  The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962.  Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

A summary of the updated copper and molybdenum Indicated and Inferred Mineral Resource estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided below in Table 1-1.  These resources were modeled by Mr. Ed Switzer using MineSight software and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Indicated Resources at an average copper grade of 0.400 % Cu has been determined by WCE.  An additional 22.097 million tonnes of Inferred Resources at a copper grade of 0.352 % Cu has been determined by WCE. The inferred resources cannot be and were not used in the PFS calculations.

Page | 6

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

Table 1-1 Summary of Getty Indicated and Inferred Mineral Resource Estimates.

Deposit	Indicated Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---
Deposit	Inferred Resources (millions of tonnes)	Grade
		Cu %	Mo%
North	8.089	0.419	0.005
South	14.008	0.314	No Data
Total	22.097	0.352	---

The key assumptions and parameters used in the Getty Project mineral resource and reserve estimates are as follows:

Specific gravity for: Getty North = 2.6   Getty South = 2.76;

Pit Slope = 52 degrees overall; Overall Stripping Ratio = 2.6 Waste to Ore

The strip ratio is 2.3::1 in the south, 2.8::1 in the north.

Mining Cost = $1.60 CDN/average per tonne both ore and waste;

Processing Cost = $12.94 CDN/tonne ore;

General and Admin = $0.76 CDN/tonne ore;

Copper Price = $3.91CDN/lb ($ 3.29 US/lb) using a 36-Month Trailing Average;

Molybdenum Price (MoO3) = $34.87 CDN/lb using a 36-Month Trailing Average deescalated to $17.53 CDN/lb by year 7 of the project life;

Copper Recovery = 91%.  Molybdenum Recovery = 50%.  (These metallurgical recoveries are based on multiple test results and industrial operating data).

PFS includes 100% of the Getty South claims although it is only 50% owned by Getty

A summary of the updated copper and molybdenum Probable Mineral Reserve estimates determined independently by WCE in the PFS for both the Getty North and Getty South deposits are provided in   Table 1-2.  These resources were computer modeled by Mr. Ed Switzer and vetted by the NI 43 101 Technical Report signatory QP's Mr. Craig Parkinson, Mr. Todd Fayram and Mr. Paul Gann.  As seen, a total of 86.561 million tonnes of Probable Mineral Reserves at a copper grade of 0.400 % Cu and a cutoff grade of 0.17% Cu has been determined by Mr. Switzer.  Using the following: Mine Cost @ $1.60 CDN, Plant Cost $12.94 CDN, G&A $0.64 CDN, Copper Price $3.91 CDN per pound, Copper Recovery 91%.

Table 1-2 Summary of Getty Probable Mineral Reserve Estimates.

Deposit	Probable Reserves (millions of tonnes)	Grade
		Cu %	Mo%
North	49.691	0.397	0.005
South	36.870	0.405	No Data
Total	86.561	0.400	---

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits.  The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West.  To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes.  In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted.  The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone.  The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods.  Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South.  The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28".  The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings.  Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997.  The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit.  Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods.  Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category.  Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project.  A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development.  The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report.  This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation.  The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates.  The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery.  The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation.  Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes.  The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site.  A sodium sulphate by product will also be produced and sold.  In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates.  Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum.  Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

Revenues from on-site copper cathode and molybdenum trioxide production and sales are based on an overall metallurgical recovery of 91% Cu and 50% Mo over the life of the mine and using a three-year trailing average copper and molybdenum market price of $3.91 CDN ($ 3.29 USD) and $34.87 CDN per pound respectively.  The three year average price structure utilized reflects the criteria commonly employed for United States Securities and Exchange Commission (SEC) reserve estimations, under Guideline 7.  Under SEC guidelines all required production permits must be in hand before mineralization can be classified as reserves.  In addition, over the life of the mine the molybdenum price is deescalated by WCE in the PFS to a final price of $17.53 CDN per pound.

Overall cash operating costs for the Getty Project including mining, processing and support are estimated at $19.47 CDN per tonne of ore.  The capital cost for the Getty Project is estimated at $428.2 million CDN with $18.98 million CDN in sustaining capital required over the life of the mine.  Overall, WCE calculates the Getty Project has a pre tax Net Present Value (NPV) of $655.3 million CDN at a 0 % discount rate.(For comparison, at a discount rate of 2% the pre tax NPV is  $ 493.6 million CDN and at a discount rate of 4 % the pre tax NPV is $ 368.4 million CDN).  The estimated time to payback the capital expenditure is about 5.46 years at no imputed interest.  The total net cash flow for the project is estimated at $655.3 million CDN while the Internal Rate of Return (IRR) is 16.44%. Further, a comprehensive economic sensitivity analysis was performed by WCE. The copper price (and of course, the copper grade) along with operating cost, were found to have the most impact on the project economics. At a drop of 20% in copper price the pre tax NPV is $ 190.2 million CDN while at a drop of 10% in the copper price the pre tax NPV is $ 424.9 million CDN. Correspondingly, a rise in copper price of 10% increases the pre tax NPV to $ 884.0 million CDN. As seen in Figure 1-1 below, the most important economic drivers are copper grade, copper price and operating cost. . These figures do not represent the Getty-only values as the 50% carried interest of Robak has not been separately accounted for.

Figure 1-1. Sensitivity Analysis Pre Tax NPV (0%).

As seen in Figure 1-1, the two most important economic drivers for the project NPV are operating cost and copper ore grade and price. It is anticipated by Getty with further immediate exploration and confirmatory drilling and analysis the total resource and reserve tonnage can be increased along with by product credits for recoverable  molybdenum, silver and gold. The by product credits would serve to in effect increase the copper ore grade and price and greatly enhance the project NPV. As well, increasing the mining and processing at higher annual rates because of a larger confirmed resource and reserve will lower the operating costs by the concept of economies of scale  and also impact the project impact in a very positive manner.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2009

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained.  The report contemplates reclamation and closure costs of $8,680,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties.  Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%.  (Property taxes were included in the model)

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I,  Corby G. Anderson, QP CEng FIChemE, Chief Executive Officer of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of  Getty Copper Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 30, 2009

_”Corby Anderson”_________________

Corby G. Anderson, QP CEng FIChemE

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Donald Willoughby CA, Chief Financial Officer of Getty Copper Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of  Getty Copper Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 30, 2009

__”Donald Willoughby”___

Donald Willoughby, CA

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

GETTY COPPER INC.	Trading Symbol TSX V: GTC
November 30, 2009

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty announces that based on a review by British Columbia Securities Commission staff of Getty’s  preliminary feasibility study technical report filed on July 22, 2009 that the Company expects to be filing an amended report in the near future consequent upon  staff comments. Getty has already had discussions with one of the principal qualified persons who authored the report and as a result does not currently believe that the basic conclusions of the report will change on account of the revisions required. Getty was notified that trading in Getty securities will be halted pursuant to the cease trade order until a revised technical report adequately addresses the comments.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD OF DIRECTORS

____________________________________
Dr. Corby G. Anderson, President and COO

For further information please contact:

Dr. Corby G. Anderson

GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-3231          Fax:  604-931-2814